

SEC Mail Processing Section

MAY 29 2013

Washington DC
404

SEC[illegible] ISSION

13031839

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONELIVING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 NORTH CLARK STREET, SUITE 200
(No. and Street)

CHICAGO	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. MILES 312-670-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PLANTE & MORAN
(Name – *if individual, state last, first, middle name*)

10 SOUTH RIVERSIDE PLZ,	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. MILES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONELIVING SECURITIES LLC, as of MARCH 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



OFFICIAL SEAL
MELINA LOMBARD-MARONI
Notary Public - State of Illinois
My Commission Expires Nov 5, 2016



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StoneLiving Securities, LLC

Financial Report
with Supplemental Information
March 31, 2013

StoneLiving Securities, LLC

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Members
StoneLiving Securities, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of StoneLiving Securities, LLC (the "Company") which comprise the statement of financial condition as of March 31, 2013 and the related statements of operations, and changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Praxity MEMBER

To the Members
StoneLiving Securities, LLC
Chicago, Illinois

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneLiving Securities, LLC as of March 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter - Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying supplemental information as indicated in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

May 23, 2013

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2013

Assets

Cash and cash equivalents	$	796,254
Prepaid expenses		1,500
Total assets	**$**	**797,754**

Liabilities and Members' Equity

Liabilities - Accrued expenses	$	8,258
Members' Equity		789,496
Total liabilities and members' equity	**$**	**797,754**

See Notes to Financial Statements.

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2013

Revenue - Fees	$ 4,545,000
Expenses	
Salaries and wages - Members	1,532,935
Salaries and wages - Other	1,988,993
Professional fees	65,662
Insurance	1,016
State registration and filing fees	17,470
Office	111,623
Advertising	2,363
Travel and entertainment	14,943
Total expenses	3,735,005
Net Income	**$ 809,995**

StoneLiving Securities, LLC

Statement of Changes in Members' Equity
Year Ended March 31, 2013

Balance - As of April 1, 2012	$ 49,501
Members' distributions	(70,000)
Net income	809,995
Balance - As of March 31, 2013	**$ 789,496**

See Notes to Financial Statements.

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2013

Cash Flows from Operating Activities	
Net income	$ 809,995
Adjustments to reconcile net income to net cash provided by operating activities - Increase in accrued expenses	5,693
Net cash provided by operating activities	815,688
Net Income in Cash and Cash Equivalents	745,688
Cash Flows from Financing Activities - Member distributions	(70,000)
Cash and Cash Equivalents - Beginning of year	50,566
Cash and Cash Equivalents - End of year	**$ 796,254**

See Notes to Financial Statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (the "Affiliate").

Aspects of the Limited Liability Company - As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

The Company's application of accounting principles generally accepted in the United States of America (GAAP) regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense. All periods the Company has been in existence are still subject to review by taxing authorities.

Cash and Cash Equivalents - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - Revenue is realized from fees for services provided in connection with the sale of an entity or as a percentage of the amount of securities sold in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized as earned when the related transaction is completed.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of March 31, 2013, the Company had net capital of $787,996, of which $782,996 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.00.

Note 3 - Major Customers

During the year ended March 31, 2013, revenue from five customers amounted to 100 percent of the Company's fee revenue.

Note 4 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses the Affiliate for expenses that are paid by the Affiliate but that have been allocated to the Company. During the period from April 1, 2012 through March 31, 2013, the amount of expenses paid by the Company to the Affiliate was $217,530. As of March 31, 2013, the Company owed the Affiliate $645, which is included in accrued expenses in the statement of financial condition. This amount owed at March 31, 2013 was paid in April 2013.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of March 31, 2013.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 23, 2013, the date the financial statements were available to be issued.

Supplemental Information

StoneLiving Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2013

Total Members' Capital	$	789,496
Deductions and/or Charges		
Nonallowable assets - Prepaid expenses		1,500
Net capital before haircuts		787,996
Haircuts		-
Net capital		787,996
Net Capital Requirement		5,000
Excess net capital	**$**	**782,996**
Aggregate Indebtedness	**$**	**8,258**
Ratio of Aggregate Indebtedness to Net Capital		**0.01 to 1**

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of form X-17A-5 as of March 31, 2013.

StoneLiving Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3
March 31, 2013

Note: The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation of Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to the Possession or Control Requirements under Rule 15c3-3."

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

To the Members
StoneLiving Securities, LLC

In planning and performing our audit of the financial statements of StoneLiving Securities, LLC (the "Company") as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
StoneLiving Securities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

May 23, 2013



Plante & Moran, PLLC
Suite 2700
225 W. Washington St.
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

SEC
Mail Processing
Section
MAY 29 2013
Washington DC
404

To the Members
Stoneliving Securities, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Stoneliving Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Stoneliving Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stoneliving Securities, LLC's management is responsible for Stoneliving Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts presented in the audited financial statements of Stoneliving Securities, LLC for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; no adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no adjustments and differences.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

To the Members
Stoneliving Securities, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

May 23, 2013